UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of EuroDry Ltd. (the "Company") announcing the results of the Company's 2023 Annual Meeting of Shareholders held on June 23, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: June 27, 2023	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 99.1

EuroDry Ltd. Announces the Results of Its 2023 Annual General Meeting of Shareholders

Maroussi, Athens, Greece – June 27, 2023. EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today the official results of its 2023 Annual General Meeting, held on June 23, 2023 at 11:30 a.m. local time in New York, NY, USA.  The following proposals were approved by the Company's shareholders:

1.
Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mr. Aristides P. Pittas were re-elected as Class C Directors to serve for a term of three years until the Company’s 2026 Annual Meeting of Shareholders ("Proposal One"); and

2.	Deloitte Certified Public Accountants, S.A. was approved as the Company's independent auditors for the fiscal year ending December 31, 2023 ("Proposal Two").

About EuroDry Ltd.
EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd. on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters.

The Company has a fleet of 10 vessels, including 5 Panamax drybulk carriers, 2 Ultramax drybulk carriers, 2 Kamsarmax drybulk carriers and 1 Supramax drybulk carrier. EuroDry’s 10 drybulk carriers have a total cargo capacity of 728,975 dwt.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com